Exhibit 99.1

Cellectis S.A.: Calyxt Announces Pricing of $56.0 Million Initial Public Offering

ST. PAUL, Minn. & NEW YORK--(BUSINESS WIRE)--July 19, 2017--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) and Calyxt, Inc. announced today the pricing of Calyxt’s initial public offering of 7,000,000 shares of its common stock at the initial public offering price of $8.00 per share (the “Offering”). The number of shares in the Offering represents an increase of 939,394 shares from the 6,060,606 shares previously disclosed, and the initial public offering price represents a decrease from the previously disclosed estimated price range of $15.00 to $18.00 per share. In addition, Calyxt granted the underwriters for the Offering an option to purchase up to 1,050,000 additional shares of Calyxt’s common stock at the initial public offering price less the underwriting discount. The Offering is expected to close on or about July 25, 2017, subject to customary closing conditions. Calyxt’s shares of common stock have been approved for listing on NASDAQ and are expected to begin trading under the ticker symbol “CLXT” on July 20, 2017.

Calyxt is Cellectis’ gene editing agriculture company. Prior to the Offering, Cellectis owned 100% of Calyxt’s outstanding shares of common stock. Immediately following completion of the Offering after giving effect to the 2,500,000 shares of common stock Cellectis purchased in the Offering, Cellectis will own approximately 83.1% of Calyxt’s outstanding shares of common stock (or 79.9% if the underwriters exercise their option to purchase additional shares in full).

Citigroup, Jefferies and Wells Fargo Securities are acting as joint book-running managers for the proposed offering. BMO Capital Markets and Ladenburg Thalmann are acting as co-managers.

A registration statement on Form S-1 relating to these securities was declared effective by the U.S. Securities and Exchange Commission. The Offering is being made only by means of a prospectus. A copy of the final prospectus relating to this Offering, when available, may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146, Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 547-6340, or by e-mail at Prospectus_Department@Jefferies.com, or Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, at (800) 326-5897 or by email at cmclientsupport@wellsfargo.com.

The final prospectus will also be available at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

CONTACT:
For further information, please contact:
Media contacts
Cellectis S.A.
Jennifer Moore, 917-580-1088
VP Communications
media@calyxt.com / media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich / Nick Opich, 212-896-1241 / 212-896-1206
ckasunich@kcsa.com / nopich@kcsa.com
or
Investor Relations contact
Simon Harnest, 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com